Exhibit 107

Calculation of Filing Fee Table

424(b)(7)

(Form Type)

Dominion Energy. Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered & Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Share	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities

Fees to Be Paid	Equity	Preferred Stock	457(r)	$149,500,000	100%	$149,500,000	0.0001102	$16,474.90

Fees Previously Paid	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Carry Forward Securities

Carry Forward	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Total Offering Amounts						$149,500,000		$16,474.90

Total Fee Offsets								0

Net Fee Due								$16,474.90